[redacted]

AB 3/20 BTD 3/11 *

06004097

UNITED STATES
[illegible]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 011526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Julius Baer Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAY 30 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hector Santiago, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julius Baer Securities Inc., as of February 27, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this
27 day of Feb, 2006

BERND E. KALLMEYER
Notary Public, State of New York
No. 02KA6131545
Qualified in New York County
Commission Expires August 8, 2009

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. Cash flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Supplementary Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To The Board of Directors
Julius Baer Securities Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Julius Baer Securities Inc. and its subsidiaries (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

PRICEWATERHOUSECOOPERS

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006

Julius Baer Securities Inc.

(A wholly owned subsidiary of Julius Baer Holding Ltd.)

Consolidated Statement of Financial Condition

December 31, 2005

Julius Baer Securities Inc.
(A wholly owned subsidiary of Julius Baer Holding Ltd.)
Index
December 31, 2005

Page(s)

Report of Independent Auditors 1

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3–6

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Julius Baer Securities Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Julius Baer Securities Inc. and its subsidiaries ("the Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

Julius Baer Securities Inc.
(A wholly owned subsidiary of Julius Baer Holding Ltd.)
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 27,478,400
Cash segregated under federal regulations	900,000
Securities owned, at fair value	36,088,200
Receivable from brokers, dealers, and clearing organizations	4,088,200
Accrued fees receivable	36,049,600
Deferred income taxes	13,814,200
Other assets	2,795,700
Total assets	$ 121,214,300
Liabilities and Stockholder's Equity	
Payable to customers	$ 125,900
Accrued compensation and benefits	74,342,400
Accounts payable and accrued expenses	6,308,600
Income taxes payable	3,084,900
Other liabilities	1,242,200
Total liabilities	85,104,000
Commitments and contingencies (Note 6)	
Stockholder's equity	36,110,300
Total liabilities and stockholder's equity	$ 121,214,300

The accompanying notes form an integral part of the consolidated statement of financial condition.

1. Organization and Business

Julius Baer Securities Inc. (the "Company", "JBS") is a registered broker and dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Julius Baer Holding Ltd.

The Company executes and clears securities transactions for its customers, including, until March 31, 2005, the customers of Bank Julius Baer–New York Branch, a related party (the "Branch"). On April 1, 2005, the Branch sold its private banking business.

The Company has two wholly owned subsidiaries, Julius Baer Investment Management LLC ("JBIM"), an investment adviser and portfolio manager, and Julius Baer Financial Markets LLC ("JBFM"), which introduces domestic foreign exchange trades to Bank Julius Baer & Co. Ltd. (the "Bank"). JBIM's business consists primarily of managing and advising registered mutual funds and investment accounts investing in the international securities markets. JBFM was formed in December, 2005 to continue certain foreign exchange sales activities formerly conducted in the Branch.

The Company has a service level agreement with an unrelated party regarding its foreign brokerage activities. Under the agreement, the Company pays to this party any profits from this activity, after application of direct costs and an agreed-upon level of indirect costs. The third party reimburses the Company for any losses, computed under the same formula. This contract expires in August, 2006. Upon expiration of the contract, management intends to relinquish the Company's broker-dealer registration. However, management has no intention of discontinuing the Company.

2. Significant Accounting Policies

Basis of Preparation

The consolidated financial statements include the accounts of JBS and its wholly owned subsidiaries, JBIM and JBFM. All material intercompany balances have been eliminated in consolidation.

For purposes of the consolidated statement of cash flows, the Company considers money market instruments with remaining maturities of less than ninety days at acquisition to be cash equivalents.

Securities Transactions

Securities owned are recorded at their fair values. Changes in fair values are recorded as revenue in the consolidated statement of operations.

Principal and agency securities transactions are recorded on settlement date. Commission revenue and expenses and floor brokerage expenses are recorded on settlement date. The difference between trade date and settlement date accounting is not material to the financial statements.

carrying amounts because they have limited counterparty credit risk, are short-term, replaceable on demand, or bear interest at market rates.

Assets and liabilities denominated in foreign currencies are translated at rates prevailing at the reporting date. Gains and losses arising from translation are reported in the consolidated statement of operations.

Investment Management Fees
Investment management fees are recognized over the period that the related service is provided.

Deferred Compensation
Deferred compensation is recorded when the employees vest.

Deferred Taxes
Deferred assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Customer Activity and Credit Risk

In the normal course of its business, the Company is engaged in securities brokerage activities. These activities expose the Company to credit risk. The Company is therefore exposed to risk of loss on such transactions in the event a counterparty is unable to meet the terms of its contracts. In such a case, the Company would look to the value of the securities underlying the contracts. The Company could suffer a loss if the value realized from the disposition of such securities were insufficient to satisfy the contractual amount of the transaction.

The Company seeks to control this risk by monitoring the credit standing of each counterparty and customer with whom it conducts business.

4. Related Party Activity

The Company engages in transactions with affiliates as a significant part of its business. Compensation for and expenses of these transactions are governed by agreements among the parties. These transactions include:

- Included in Investment management fees are for advising Julius Baer-branded funds.
- JBFM earns income under an income-sharing arrangement with the Bank for introducing foreign exchange transactions to the Bank. This arrangement was in effect for one month in 2005.

- The Company participates in defined contribution retirement plans sponsored and administered by the Branch.

- The Company is allocated expenses for clearing, occupancy (including rent and depreciation), information technology and system support costs (including depreciation and IT consulting costs), administration, and management, under the terms of a service level agreement with the Branch.

- The Company pays its parent fees for management and licensing under the terms of a service level agreement.

At December 31, 2005, amounts due to or from affiliates were as follows:

Due from affiliates	
Other assets	$ 1,872,700
Due to affiliates	
Accounts payable and accrued expenses	368,700
Other liabilities	906,800

In January, 2006, fixed assets owned by the Branch were transferred to JBIM. In addition, certain support staff formerly employed by the Branch were also transferred to JBIM.

5. Securities Owned

At December 31, 2005, securities owned consisted of the following:

	Securities Owned
US government and agency obligations	$35,410,200
Corporate obligations	501,800
Equities and warrants	166,200
Other securities	10,000
	$36,088,200

6. Commitments and Contingencies

Certain employees of JBIM have employment agreements with JBIM and the Company. These agreements provide for annual and deferred compensation. Unvested deferred compensation totaled $224 million at December 31, 2005. This amount vests over a nine year period. The total amount of deferred compensation is adjusted annually based on factors which include JBIM's profitability. Certain defined events may cause the deferred compensation to become fully vested prior to the end of the vesting period.

7. Income Taxes

The Company computes its taxes on the net income of JBS as well as its membership share of the net income of JBIM and JBFM. The deferred tax asset results from temporary differences which relate primarily to deferred compensation. No valuation allowance has been provided for the deferred tax asset, since it is more likely than not that it will be realized.

8. Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC"). To comply with the SEC's customer protection rule (Rule 15(c)3-3), $0.9 million in cash has been segregated in a special reserve account for the exclusive benefit of customers.

The Company is required to maintain minimum net capital, which it computes using the alternative method, to meet the requirements of the SEC's Uniform Net Capital Rule (Rule 15(c)3-1). At December 31, 2005, the Company had consolidated net capital of $11.8 million, which was $11.5 million in excess of required net capital of $0.3 million.

The assets of $86.3 million and liabilities of $78.9 million of JBIM and JBFM have been consolidated in the Financial Statements, but have not been consolidated in the Company's Net Capital Computation.